SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(b)

(Amendment No.         )1

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109 (CUSIP Number)

Michele L. Hoza, Kohrman Jackson & Krantz P.L.L.,

1375 E. 9th St., 20th Fl., Cleveland, OH 44114 (216-736-7279)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45767M109	13G	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) IPOF Fund

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,817,600 6. Shared Voting Power 7. Sole Dispositive Power 1,817,600 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 15.94%

12.	Type of Reporting Person* PN

CUSIP No. 45767M109	13G	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) David Dadante

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,817,600 7. Sole Dispositive Power 8. Shared Dispositive Power 1,817,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 15.94%

12.	Type of Reporting Person* IN

CUSIP No. 45767M109	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Innotrac Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6655 Sugarloaf Parkway, Duluth, Georgia 30097

Item 2(a).	Name of Person Filing:

IPOF Fund, and Ohio Limited partnership. David Dadante, an individual. Mr. Dadante is the general partner of IPOF Fund.

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

For IPOF Fund and Mr. Dadante: 25381 Chatworth Drive, Euclid, Ohio 44117

Item 2(c).	Citizenship:

IPOF Fund is an Ohio limited partnership. David Dadante is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, at $0.10 par value

Item 2(e).	CUSIP Number:

45767M109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

With respect to IPOF Fund:

(a) Amount beneficially owned:

1,817,600

(b) Percent of Class:

15.94%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,817,600

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 1,817,600

(iv) Shared power to dispose or direct the disposition of:

With respect to David Dadante:

(a) Amount beneficially owned:

1,817,600

(b) Percent of Class:

15.94%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,817,600

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CUSIP No. 45767M109	13G	Page 5 of 7 Pages

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or direct the disposition of: 1,817,600

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on or by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Please see attached Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

CUSIP No. 45767M109	13G	Page 6 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2003

IPOF FUND

/s/ DAVID DADANTE
By:	David Dadante
Its:	General Partner

/s/ DAVID DADANTE
DAVID DADANTE

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:	June 18, 2003

IPOF FUND

/s/ DAVID DADANTE
By:	David Dadante
Its:	General Partner

/s/ DAVID DADANTE
DAVID DADANTE